                                                             File Number 70-9307
As filed with the Securities and
Exchange Commission on July 8, 1998


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

--------------------------------------------------------------------------------

                               AMENDMENT NO. 1 TO
                                    FORM U-1
                                   APPLICATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

--------------------------------------------------------------------------------

                         Atlantic City Electric Company
                              6801 Black Horse Pike
                          Egg Harbor Township, NJ 08234
                     (Name of company filing this statement
                   and address of principal executive office)

--------------------------------------------------------------------------------

                                    Conectiv
                 (Name of top registered holding company parent)

--------------------------------------------------------------------------------

                                Louis M. Walters
                                    Treasurer
                         Atlantic City Electric Company
                                 800 King Street
                              Wilmington, DE 19899

                    (Name and address of agents for service)

         ---------------------------------------------------------------

The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

         Peter F. Clark, Esq.
               Conectiv                        Joyce Koria Hayes, Esq.
            800 King Street                         7 Graham Court
         Wilmington, DE 19899                      Newark, DE 19711

The Application as previously filed is hereby amended as follows:

Insert the following at the end of Item 1:

Statement Pursuant to Rule 54

      Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an Exempt Wholesale Generator ("EWG") or a Foreign Utility Company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) or (c) are satisfied. As demonstrated below, such rules are satisfied.

      Rule 53 requires that the aggregate investment in EWGs and FUCOs not exceed 50% of a system's consolidated retained earnings. Conectiv and its subsidiaries will not make any investments in EWGs and FUCOs that cause it to exceed that limitation, unless the Commission otherwise authorizes. Currently, Conectiv has one insignificant indirect interest in an EWG. DCTC-Burney, Inc., an indirect subsidiary of Conectiv, holds a 45% direct and indirect interest in Burney Forest Products, A Joint Venture, which is an EWG. As of March 31, 1998, the book value of the investment was $0.

      Conectiv and its subsidiaries will maintain books and records to identify the investments in and earnings from EWGs and FUCOs in which they directly or indirectly hold an interest, thereby satisfying Rule 53(a)(2). In addition, the books and records of each such entity will be kept in conformity with United States generally accepted accounting principles ("GAAP"), the financial statements will be prepared according to GAAP, and Conectiv undertakes to provide the Commission access to such books and records and financial statements as it may request.

      Employees of Conectiv's domestic public-utility companies will not render services, directly or indirectly, to any EWGs or FUCOs in the Conectiv System, thereby satisfying Rule 53(a)(3).

      Conectiv, in connection with any Form U-1 seeking approval of EWG or FUCO financing, will submit copies of such Form U-1 and every certificate filed pursuant to Rule 24 with every federal, state or local regulator having jurisdiction over the retail rates of the public utility companies in the Conectiv System. Rule 53(a)(4) will be correspondingly satisfied.

      None of the conditions described in Rule 53(b) exists with respect to Conectiv, thereby satisfying Rule 53(b) and making Rule 53(c) inapplicable.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.




                                                Atlantic City Electric Company


                                                By  /s/ Louis M. Walters
                                                    --------------------
                                                        Louis M. Walters
                                                        Treasurer

                                                Dated: July 8, 1998